UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                          to
Commission File Number: 1-16463
LEE RANCH COAL COMPANY
RETIREMENT AND SAVINGS PLAN

Full title of the plan
PEABODY ENERGY CORPORATION
701 Market Street, St. Louis, Missouri 63101-1826

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Defined Contribution Administrative Committee
We have audited the accompanying statements of net assets available for benefits of Lee Ranch Coal Company Retirement and Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

St. Louis, Missouri
June 12, 2006

Lee Ranch Coal Company
Retirement and Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2005	2004

Assets:
Investments, at fair value:
Investments in mutual funds	$—	$9,921,462
Investment in common/collective trust	—	6,605,823
Investment in Peabody Energy Stock Fund	—	100,203
Participant notes receivable	—	1,383,011

Net assets available for benefits	$—	$18,010,499

See accompanying notes.

Lee Ranch Coal Company
Retirement and Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2005	2004

Additions:
Interest and dividends	$733,620	$540,701
Net realized and unrealized appreciation of investments	582,496	785,158

Net investment income	1,316,116	1,325,859

Contributions:
Employee	1,003,027	1,026,216
Employer	449,100	425,173
Rollovers	—	9,302

Total contributions	1,452,127	1,460,691

Total additions	2,768,243	2,786,550

Deductions:
Withdrawals by participants	(1,121,289)	(1,051,540)
Asset transfers out	(19,652,338)	—
Administrative expenses	(5,115)	(3,514)

Total deductions	(20,778,742)	(1,055,054)

Net increase (decrease) in net assets available for benefits	(18,010,499)	1,731,496
Net assets available for benefits at beginning of year	18,010,499	16,279,003

Net assets available for benefits at end of year	$—	$18,010,499

See accompanying notes.

Lee Ranch Coal Company
Retirement and Savings Plan
Notes to Financial Statements
Years Ended December 31, 2005 and 2004
1. Description of the Plan
The following description of the Lee Ranch Coal Company (the “Company”) Retirement and Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan’s provisions. The Company is an indirect, wholly-owned subsidiary of Peabody Energy Corporation (“Peabody”).
General
The Plan is a defined contribution plan and participation in the Plan is voluntary. All employees of the Company are eligible for participation on the date of their employment or at any time afterward. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Effective December 31, 2005, the net assets and related participant account balances of the Plan were merged into the Peabody Investments Corp. Employee Retirement Account (the “Peabody Employee Retirement Account”). The Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits reflect the transfer of net assets and related participant account balances to the Peabody Employee Retirement Account as of December 31, 2005 in the amount of $19.7 million.
The Plan allows participants to invest in a selection of mutual funds, a common/collective trust, and the Peabody Energy Stock Fund. All investments in the Plan are participant-directed.
Contributions
Each year, participants may contribute on a pre-tax basis any whole percentage from 2% to 50% of eligible compensation, as defined in the Plan. After-tax contributions are allowed only after a participant has exceeded annual pre-tax limits established by the Internal Revenue Service (“IRS”). Participants may also rollover account balances from other qualified defined benefit or defined contribution plans.
The Company makes matching contributions equal to 100% of the first 4% of eligible compensation that a participant contributes to the Plan on a pre-tax basis. After a participant’s pre-tax contributions reach the pre-tax limit discussed above, the Company matches 100% of the first 4% of eligible compensation that a participant contributes to the Plan on an after-tax basis.

Lee Ranch Coal Company
Retirement and Savings Plan
Notes to Financial Statements
1. Description of the Plan (continued)
Participants direct the investment of employee and employer matching contributions into various investment options offered by the Plan. All contributions are subject to certain limitations as defined by the Plan and the IRS.
In the calendar year that a participant is age 50 or older and each year thereafter, certain participants are permitted to make catch-up contributions to the Plan. These participants are able to contribute amounts in excess of the maximum otherwise permitted by the Plan, subject to certain limitations.
Vesting
Participants are vested immediately in their own contributions and the actual earnings thereon. Vesting of employer matching contributions occurs ratably based on years of continuous service (20% for each year of service, as defined, with 100% vesting after five years of service), and automatically vests 100% when the participant attains normal retirement age, as defined in the Plan.
Forfeited Accounts
Employer contributions are reduced by forfeitures of non-vested amounts. During the years ended December 31, 2005 and 2004, the plan received forfeiture credits, net of holding gains or losses, of $3,148 and $12,114, respectively. As of December 31, 2005, $24,526 of forfeiture credits available for future use were transferred to the Peabody Employee Retirement Account. As of December 31, 2004, forfeiture credits available for future use under the plan were $20,667.
Participant Loans
Participants may borrow up to 50% of their vested account balance subject to minimum and maximum amounts of $1,000 and $50,000, respectively, with the maximum amount reduced by the highest principal amount outstanding in the last 12 months, if applicable. Loans are secured by the balance in the participant’s account and bear interest at the prime interest rate as published in The Wall Street Journal on the first business day of the month in which the loan was made, plus an additional 1%. Principal and interest are paid ratably through payroll deductions. A maximum of two loans may be outstanding at any time.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and plan earnings. The benefit to which a participant is entitled is the vested balance of the participant’s account.
Payment of Benefits
Participants are eligible for distributions of their vested account balance upon termination of employment. Participants are eligible for distribution of their entire account balance upon death, disability or termination of employment after age 65. Participants may elect

Lee Ranch Coal Company
Retirement and Savings Plan
Notes to Financial Statements
1. Description of the Plan (continued)
to receive their distribution as either a lump sum payment or as installments in certain circumstances, as defined in the Plan. Participants may also elect to transfer their account balance into an individual retirement account or another qualified plan or leave the balance in the Plan provided the individual has not reached age 62.
Participants who have attained the age of 59 1/2 have the right to receive a partial or full distribution of their vested account balance once per year. Withdrawals in cases of hardship and other withdrawals of after-tax contributions are also permitted, as defined in the Plan.
Plan Termination
The Plan is voluntary on the part of the Company. The Company may terminate the Plan in whole or in part subject to the provisions of ERISA. Participants’ accounts become fully vested upon termination or complete discontinuance of all contributions to the Plan. Currently, the Company has no intention to terminate the Plan.
Administrative Expenses
All significant administrative expenses of the Plan, including recordkeeping and trustee fees, are paid by the Company. Participants are required to pay their own loan fees.
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan are prepared using the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the

Lee Ranch Coal Company
Retirement and Savings Plan
Notes to Financial Statements
2. Summary of Significant Accounting Policies (continued)
amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units in the common/collective trust are valued at net asset value at year-end.
The stock fund is valued at the year-end unit closing price (comprised of the year-end market price plus uninvested cash position, if any). Participant loans are valued at cost, which approximates market value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Payment of Benefits
Benefits are recorded when paid.
3. Related Party Transactions
The Plan invests in shares of mutual funds managed by an affiliate of its trustee, Vanguard Fiduciary Trust Company, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Internal Revenue Code of 1986 (the “Code”), as amended. The Plan also invests in Peabody stock, through the Peabody Energy Stock Fund, which is a permitted party-in-interest transaction .

Lee Ranch Coal Company
Retirement and Savings Plan
Notes to Financial Statements
4. Investments
The Plan’s investments, including those purchased, sold or held during the year, appreciated in fair value as determined by quoted market prices as follows:

	Years Ended December 31,
	2005	2004

Mutual funds	$218,073	$746,072
Peabody Energy Stock Fund	364,423	39,086

	$582,496	$785,158

Investments representing 5% or more of the fair value of the Plan’s net assets were as follows:

	December 31,
	2005	2004

Mutual funds:
Vanguard 500 Index Fund	$—	$3,603,523
Vanguard Wellington Fund	—	1,115,443
Vanguard Windsor II Fund	—	1,354,069
Common/collective trust:
Vanguard Retirement Savings Trust	—	6,605,823
5. Income Tax Status
The Plan received a determination letter from the IRS dated May 2, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The Plan’s administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan’s sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

Lee Ranch Coal Company
Retirement and Savings Plan
Notes to Financial Statements
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits (as transferred to the Peabody Employee Retirement Account on December 31, 2005).

SIGNATURES
Lee Ranch Coal Company Retirement and Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lee Ranch Coal Company
Retirement and Savings Plan

Date: June 27, 2006	By:	/s/ SHARON D. FIEHLER

Sharon D. Fiehler
Peabody Energy Corporation
Executive Vice President of
Human Resources and Administration

EXHIBIT INDEX
The exhibits below are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
No.	Description of Exhibit
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm